Exhibit 21

Subsidiaries of the Registrant	Jurisdiction

Beaumont Securities Holdings, LLC	Delaware
Diplomat Property Holdings Corp.	Delaware
Lima One Holdings, LLC	Delaware
Lima One Capital, LLC	Georgia
MFA Securities Holdings LLC	Delaware
MFResidential Assets I, LLC	Delaware
MFResidential Assets Holding Corp.	Delaware
MFRA NQM Depositor LLC	Delaware